Exhibit 21

Subsidiary	Location
TransMedics, Inc.[1]	Delaware
TMDX, Inc.[2]	Delaware
TransMedics, B.V.	The Netherlands
TransMedics Pty Ltd.	Australia
TransMedics GmbH	Germany

1 TransMedics, Inc. will become of wholly-owned subsidiary of TransMedics Group, Inc. upon completion of the Corporate Reorganization.

2 TMDX, Inc. will merge with and into TransMedics, Inc. immediately prior to or concurrently with the completion of this offering and will no longer be a subsidiary of TransMedics Group, Inc. upon the completion of the Corporate Reorganization.